Filed by Smurfit-Stone Container Corporation
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Smurfit-Stone Container Corporation
Commission File No.: 001-03439

Acquisition of Smurfit-Stone Container Corporation January 24, 2011

2 Cautionary Statement Regarding Forward-Looking Information This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. RockTenn cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements regarding the anticipated closing date of the transaction, the successful closing of the transaction and the integration of Smurfit-Stone as well as opportunities for operational improvement including but not limited to cost reduction and capital investment, the strategic opportunity and perceived value to RockTenn and shareholders of the transaction, the opportunity to recognize benefits from Smurfit-Stone’s NOLs, the transaction’s impact on, among other things, RockTenn’s business mix, margins, transitional costs and integration to achieve the synergies and the timing of such costs and synergies and earnings. With respect to these statements, RockTenn and Smurfit-Stone have made assumptions regarding, among other things, whether and when the proposed transaction will be approved; whether and when the proposed transaction will close; the availability of financing on satisfactory terms; the amount of debt RockTenn will assume; the results and impacts of the acquisition; preliminary purchase price allocations which may include material adjustments to the preliminary fair values of the acquired assets and liabilities; economic, competitive and market conditions generally; volumes and price levels of purchases by customers; competitive conditions in RockTenn and Smurfit-Stone’s businesses and possible adverse actions of our respective customers, competitors and suppliers. Further, Rock-Tenn and Smurfit-Stone’s businesses are subject to a number of general risks that would affect any such forward-looking statements including, among others, decreases in demand for their products; increases in energy, raw materials, shipping and capital equipment costs; reduced supply of raw materials; fluctuations in selling prices and volumes; intense competition; the potential loss of certain customers; and adverse changes in general market and industry conditions. Such risks and other factors that may impact management’s assumptions are more particularly described in RockTenn and Smurfit-Stone’s filings with the Securities and Exchange Commission, including under the caption “Business – Forward-Looking Information” and “Risk Factors” in RockTenn’s Annual Report on Form 10-K for the most recently ended fiscal year and “Business – Risk Factors” and “Forward-Looking Information” in Smurfit-Stone’s Annual Report on Form 10-K for the most recently ended fiscal year. The information contained herein speaks as of the date hereof and neither RockTenn nor Smurfit-Stone have or undertake any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

3 Additional Information Additional Information and Where to Find It In connection with the proposed transaction, RockTenn and Smurfit-Stone will be filing documents with the Securities and Exchange Commission (the “SEC”), including the filing by RockTenn of a registration statement on Form S-4 that will include a joint proxy statement of RockTenn and Smurfit-Stone that also constitutes a prospectus of RockTenn. RockTenn and Smurfit-Stone stockholders are urged to read the registration statement on Form S-4 and the related joint proxy statement/prospectus when they become available, as well as other documents filed with the SEC, because they will contain important information. The final joint proxy statement/prospectus will be mailed to stockholders of RockTenn and stockholders of Smurfit-Stone. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov, or by contacting RockTenn Investor Relations at (678) 291-7901 or Smurfit-Stone Investor Relations at (314) 656-5553 or Smurfit-Stone Media Relations at (314) 656-5827. Participants in the Merger Solicitation RockTenn, Smurfit-Stone and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information concerning RockTenn’s executive officers and directors is set forth in its definitive proxy statement filed with the SEC on December 17, 2010. Information concerning Smurfit-Stone’s executive officers and directors is set forth in its annual report on Form 10-K for the year ended December 31, 2009, which was filed with the SEC on March 2, 2010, and in its current report on Form 8-K filed on July 7, 2010. Additional information regarding the interests of participants of RockTenn and Smurfit-Stone in the solicitation of proxies in respect of the transaction will be included in the above-referenced registration statement on Form S-4 and joint proxy statement/prospectus when it becomes available. You can obtain free copies of these documents from RockTenn and Smurfit-Stone using the contact information above.

Transaction Overview 4 RockTenn has agreed to acquire Smurfit-Stone Container Corporation, the second-largest North American containerboard and corrugated container manufacturer Combined pro forma company total net sales exceeding $9 billion and Pro Forma Adjusted EBITDA of $1.34 billion(1), pre-synergies Purchase price of $35/share, payable 50% in cash and 50% in RockTenn shares Total purchase consideration of $5.0 billion, including Smurfit-Stone net debt of $0.7 billion at 12/31/10 and after-tax unfunded pension liability of $0.7 billion Purchase price is 6.1 times Q4 2010 annualized Adjusted EBITDA of $820 million Estimated credit agreement leverage ratio of 2.76 times funded debt at close Transaction is accretive to RockTenn shareholders on a pro forma historical basis – accretion of 16.5% per diluted RockTenn share(1) (1) Pro Forma Adjusted EBITDA is RockTenn LTM 12/31/10 Credit Agreement EBITDA plus annualized Smurfit-Stone Adjusted EBITDA for three months ended 12/31/2010

The New RockTenn

RockTenn

Segment Sales Mix


Consumer Packaging 16%
Corrugated Packaging 76%
Specialty Paperbd 4%
Merch. Displays 4%

Total Segment Sales: $2.4B (Quarter ended 12/31/10)[(1)]

Segment EBITDA Mix


Consumer Packaging 21%
Corrugated Packaging 73%
Specialty Paperbd 2%
Merch. Displays 4%

Total Segment EBITDA: $337m (Quarter ended 12/31/10)[(1)]

Paperboard Capacity Mix


CRB 7%
URB 4%
Recycled Container-board 22%
Virgin Container-board 57%
Kraft 1%
Pulp 4%
SBS 5%

Total Capacity: 9.4 million tons
Fiber Mix [(2)]:
55% virgin
45% recycled

(1) Segment sales and segment EBITDA assume 100% of Smurfit-Stone sales and Adjusted EBITDA are reported in RockTenn's Corrugated Packaging segment
(2) Virgin containerboard includes some recycled fiber input

5

Compelling Strategic Acquisition Containerboard has become a very good business US virgin containerboard is a highly strategic global asset Smurfit-Stone’s assets are much lower cost than before their transformation Ample opportunities to improve cost position through continued transformation of box plant system and investments in mills Estimated annual transaction synergies run rate of $150 million within 24 months after transaction close 6 RockTenn’s customer-focused value approach to the market, disciplined execution and record of continuous operational and administrative excellence provide broad runway for operational gains

Acquisition Consistent with RockTenn's Core Business Principles

RockTenn

RockTenn will be the most respected company in our business by:

Providing superior paperboard, packaging and marketing solutions for consumer products companies at very low costs	RockTenn's expanded network of mills and converting plants are cost-competitive with new opportunities to further optimize the combined system
Investing for competitive advantage	RockTenn's and Smurfit-Stone's assets are well-capitalized, with significant identified opportunities for further profit-improving investments
Maximizing the efficiency of our manufacturing processes by optimizing economies of scale	Acquisition results in increase in economies of scale
Systematically improving processes and reducing costs throughout the Company	Acquisition combines RockTenn's Six Sigma continuous improvement method with Smurfit-Stone's Lean Manufacturing method to further optimize manufacturing and administrative processes
Seeking acquisitions that can dramatically improve the business	Acquisition brings increased scale and strong nationwide customer relationships and rebalances RockTenn's fiber sourcing




Stouffer's
Family Pack Single
macaroni & cheese
NO PRESERVATIVES





7

Transaction Highlights 8 Consideration Fixed ratio of 0.30605 RKT shares per SSCC share plus $17.50 in cash per SSCC share Ownership 56% RockTenn / 44% Smurfit-Stone Refinance of Existing Smurfit-Stone Debt Refinance of Smurfit-Stone debt (estimated $745 million at 12/31/10, after giving effect to $449 million in Smurfit-Stone cash) Synergies $150 million of annual run-rate synergies, to be achieved within 24 months of close Board of Directors 13 Directors - 10 from RockTenn / 3 from Smurfit-Stone Senior Leadership Team James A. Rubright - Chairman, CEO Steven C. Voorhees - EVP, CAO and CFO James B. Porter III - EVP, Corrugated Packaging Headquarters Corporate HQ in Norcross, GA Transaction Close Expected in the second calendar quarter of 2011, subject to shareholder vote and customary approvals Financing Committed financing from Wells Fargo, Rabobank, and SunTrust

Strong North American Containerboard Fundamentals 9 North American Containerboard Demand North American Containerboard Production Capacity North American Containerboard Inventory Levels NA Containerboard Capacity Change and Operating Rate Source: RISI

North American Containerboard Is Low-cost in the World Market 10 Global Capacity by Fiber Type Global Containerboard Cost Per Ton by Region North America holds a cost advantage versus other regions Significant share of global market capacity is recycled, and that share is expected to grow Source: RISI Total Capacity 1.5 2.5 8.0 29.3 46.1 37.4 Capacity (mm tons) $279 $292 $302 $320 $320 $383 Oceania North America Latin America Africa Europe Asia 77% 74% 55% 30% 29% 15% 23% 26% 45% 70% 71% 85% Africa North America Oceania Latin America Europe Asia Virgin Recycled

Diversified Containerboard and Paperboard Mill System 11 Rebalancing RockTenn’s fiber sourcing to 55% virgin / 45% recycled 45 paper machines across 25 mills, producing the most attractive grades of containerboard and paperboard Fiber Mix Mill Capacity by Grade Note: Some virgin containerboard is manufactured with some recycled content Grade #PMs Recycled Tons Virgin Tons Total Tons Linerboard 15 528,000 4,174,000 4,702,000 Medium 12 1,584,000 1,190,000 2,774,000 SBS 2 - 475,000 475,000 CRB 7 620,000 - 620,000 URB 6 380,000 - 380,000 Pulp 2 - 375,000 375,000 Kraft 1 - 79,000 79,000 Total 45 3,112,000 6,293,000 9,405,000

12 Containerboard Footprint RockTenn Box Plants RockTenn Mills Smurfit-Stone Box Plants Smurfit-Stone Mills Not shown: 3 Smurfit-Stone box plants in Mexico and 1 in Puerto Rico Hodge, LA Kraft Linerboard Capacity: 808,000 tons Panama City, FL Kraft Linerboard Capacity: 337,000 tons Hardwood Market Pulp Capacity: 275,000 tons Seminole, FL Recycled Medium Capacity: 200,000 tons Recycled Linerboard Capacity: 388,000 tons Fernandina Beach, FL Kraft Linerboard Capacity: 930,000 tons Stevenson, AL Semi-Chemical Medium Capacity: 885,000 tons Florence, SC Kraft Linerboard Capacity: 683,000 tons Hopewell, VA Kraft Linerboard Capacity: 443,000 tons West Point, VA Kraft Linerboard Capacity: 309,000 tons White Top Linerboard Capacity: 399,000 tons Recycled Medium Capacity: 184,000 tons Uncasville, CT Recycled Linerboard Capacity: 165,000 tons Coshocton, OH Semi-Chemical Medium Capacity: 305,000 tons Solvay, NY Recycled Linerboard Capacity: 600,000 tons Recycled Medium Capacity: 200,000 tons St. Paul, MN Recycled Medium Capacity: 200,000 tons Matane, QC Semi-Chemical Medium Capacity: 176,000 tons La Tuque, QC White Top Linerboard Capacity: 345,000 tons SBS Capacity: 131,000 tons

Combined business has predominately first, second and third quartile containerboard assets Smurfit-Stone has closed 8 mills 2005 - present Smurfit-Stone has taken out significant costs over the last three years, with further improvements ahead Well-capitalized, Low-cost Containerboard Manufacturing Assets 13 $293/ton Industry Average Source: Q3 2010 RISI and company data Note: La Tuque bleached liner/SBS mill not shown on cost curve chart Containerboard Cost Curve – Sep Qtr 2010 - 50 100 150 200 250 300 350 400 450 500 Hopewell, VA Florence, SC Panama City, FL Stevenson, AL Coshocton, OH Fernandina , FL Solvay, NY Jacsonville, FL Uncasville, CT West Point, VA St. Paul, MN Matane, QC Hodge, LA

14 RockTenn’s Bleached Paperboard and Coated Recycled Board Low-cost Capacity Source: RISI, Folding Carton Grade only RISI Bleached Board Cost Curve – Sep Qtr 2010 RISI CRB Cost Curve – Sep Qtr 2010 Source: RISI

15 Smurfit-Stone Customer Overview Container Sales by Account Type Container Sales by Region Container Sales by End-Use Segment Smurfit-Stone container plant customer base is geographically diverse, with 46% of sales from the food and beverage segment

Smurfit-Stone Container Plant Investments and Results 16 The Smurfit-Stone corrugated box plant has been consolidated with over $550 million of capital invested since 2007 Targeted investments to: Increase throughput and capacity – 29% increase in plant throughput since 2005 Reduce number of facilities (53 closed since 2006), headcount (down 42% since 2006) and conversion costs (down 18% since 2008) Achieve sustainable improvement in earnings As a result, total conversion cost per ton is down 10% compared to 2009 277 298 269 Container Plant Conversion Costs (7.6%) 2.9% Source: FBA and company estimates Total conversion cost per ton is now 3% lower than the FBA industry average for 2009

17 Improving Container Plant Metrics 31.6 4.60 3.12 40.6 26.1 Up 56% Up 31% Down 18% Smurfit-Stone container plants are more efficient and lower cost than perceived 23 24 25 26 27 28 29 30 31 32 Corrugator MLF/MH 24.1 25 27 29 31 33 35 37 39 41 43 RDC MSF/MH 3.0 3.2 3.4 3.6 3.8 4.0 4.2 4.4 4.6 4.8 FFG KICKS/MH Up 47% $348 $426 $320 $330 $340 $350 $360 $370 $380 $390 $400 $410 $420 $430 $440 Q408 Q109 Q209 Q309 Q409 Q110 Q210 Q310 Total Cost Per Ton (no materials)

Significant Targeted Synergies 18 Box plant optimization Logistics optimization Manufacturing Optimization Purchasing, Fiber Sourcing and Transportation Corporate Overhead Public company costs Management and facility integration IT integration Economies of scale Alignment and optimization Annual Synergies ($m) Manufacturing Optimization Purchasing, Fiber Sourcing, and Transportation Corporate Overhead

19 19 Smurfit-Stone’s corrugated assets will be combined with RockTenn’s corrugated assets under the leadership of Jim Porter with a four-pronged integration strategy: Complete the box plant consolidation and optimization strategy initiated by SSCC management Opportunities to invest capital in the mill system and optimize the footprint to reduce cost and maximize production efficiency Apply the RockTenn management model to the box plant system, driving product innovation, customer satisfaction and low-cost manufacturing while maximizing sales revenue Consolidate the divisional entity into one RockTenn headquarters located in Norcross, GA Administrative integration to be led by Steve Voorhees, who led the successful Gulf States and Southern Container integrations Integration Strategy

Smurfit-Stone Pension Overview 20 Pension Asset and Liability Overview Projected Pension Expense and Contributions 12/31/2010 Projected Benefit Obligation $3,862 Asset Values $2,730 Unfunded Amount $1,132 Funded Ratio 71% Discount Rate (US) 5.32% Discount Rate (Canada) 5.15% Rate of Return Assumption (US) 7.75% Rate of Return Assumption (Canada) 6.30% Smurfit-Stone Projected Pending Funding Status, Expense and Cash Contributions (Represents United States and Canadian Defined Benefit Pension Plans) For the Periods Ending 12/31 2011 2012 2013 2014 Underfunded Amount ($1,004) ($702) ($402) ($122) Funded % 73% 81% 89% 97% 2011 2012 2013 2014 GAAP Pension Expense $42 $30 $9 ($8) Cash Contributions $122 $323 $338 $348

Financing Overview and Capitalization Table

RockTenn

- Wells Fargo, SunTrust and Rabobank are providing $3.7 billion to fund the transaction
- Commitment is structured as a senior credit facility in three tranches:
  - $1.2 billion Revolving Credit Facility and $1.25 billion Term Loan A, both with a five year maturity
  - $1.25 billion Term Loan B with a six year maturity
- Capital structure includes estimated $500 million liquidity at closing

Capitalization Table

(millions)	Capitalization at Close	
	Actual	%
$1.2 billion Revolver	$ 631.9	9.6 %
Term Loan A	1,250.0	19.0
Term Loan B	1,250.0	19.0
2011 Notes	154.7	2.4
2013 Notes	80.5	1.2
Receivables due 2012	0.0	0.0
Other Secured Debt	36.1	0.5
2016 Notes	$ 300.0	4.6 %
Other	-	-
Total Net Debt	**$ 3,703.2**	**56.3 %**
Shareholders' Equity	2,877.8	43.7
Total Capitalization	**$ 6,581.0**	**100.0 %**
Pro Forma Adjusted EBITDA (1)	$ 1,341.6	
Pro Forma Leverage Ratio	2.76x	

Sources & Uses

Sources of Funds		Uses of Funds	
(millions)	Amount		Amount
New Equity issued	1,768	Purchase of Smurfit-Stone Equity	3,536
Smurfit-Stone Existing Cash	442	Retirement of Smurfit-Stone Debt	1,156
$1.2B New Revolver	632	Retirement of RockTenn Debt	469
New Term Loan A	1,250	Financing Fees	89
New Term Loan B	1,250	Executive Contract Payments	42
		Smurfit-Stone Transaction Costs	30
		RockTenn Transaction Costs	20
Total Sources	**5,342**	**Total Uses**	**5,342**

(1) Pro Forma Adjusted EBITDA is RockTenn LTM 12/31/10 Credit Agreement EBITDA plus annualized Smurfit-Stone Adjusted EBITDA for three months ended 12/31/201010

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Conclusion Combined RockTenn and Smurfit-Stone #2 producer of containerboard in North America #2 producer of coated recycled board in North America Management team with strong record of shareholder value creation and excellent record of integrating acquisitions The mix of fiber inputs is 55% virgin fiber and 45% recycled fiber Expands geographic footprint to the Midwest and West Coast Conservative capital structure with significant liquidity at close Opportunity to improve results through cost reduction and capital investment 22 We believe the acquisition of Smurfit-Stone represents a significant opportunity to continue our track record of creating shareholder value

23 EBITDA Definitions Pro Forma Adjusted EBITDA (as defined) Pro Forma Adjusted EBITDA is calculated as the sum of RockTenn’s Credit Agreement EBITDA and Smurfit-Stone’s Adjusted EBITDA plus pro forma adjustments consistent with the two. Credit Agreement EBITDA RockTenn’s “Credit Agreement EBITDA” is calculated in accordance with the definition contained in our existing Senior Credit Facility. Credit Agreement EBITDA is generally defined as Consolidated Net Income plus: consolidated interest expense, income taxes of the consolidated companies determined in accordance with GAAP, depreciation and amortization expense of the consolidated companies determined in accordance with GAAP, certain non-cash and cash charges incurred, and charges taken resulting from the impact of changes to accounting rules related to the expensing of stock options. Smurfit-Stone’s Adjusted EBITDA Smurfit-Stone’s EBITDA is generally defined as Net income plus: interest expense, income taxes, interest expense, net and depreciation, depletion and amortization. Adjusted EBITDA is defined as EBITDA adjusted for reorganization items, restructuring charges and gain or loss on disposal of assets.